As filed with the Securities and Exchange Commission on November 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Concho Resources Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

20605P101
(CUSIP Number of Class of Securities of Underlying Common Stock)

David W. Copeland
Vice President and General Counsel
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701
(432) 683-7443
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Matthew Strock
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,249,371	$131

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 384,106 shares of common stock of Concho Resources Inc., representing all options eligible to be amended pursuant to this offer having an aggregate value of $4,249,371 will be amended. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of October 22, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     Third-party tender offer subject to Rule 14d-1.
☑     Issuer tender offer subject to Rule 13e-4.
☐     Going-private transaction subject to Rule 13e-3.
☐     Amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1 SUMMARY TERM SHEET.
ITEM 2 SUBJECT COMPANY INFORMATION.
ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4 TERMS OF THE TRANSACTION.
ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENT.
ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8 INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10 FINANCIAL STATEMENTS.
ITEM 11 ADDITIONAL INFORMATION.
ITEM 12 EXHIBITS.
ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX OF EXHIBITS
Offer to Amend Eligible Outstanding Stock Options
E-mail Announcement of Offer
Election Form
Confirmation of Receipt of Election Form
Notice of Change in Election from Accept to Reject
Notice of Change in Election from Reject to Accept
Form of Addendum
Form of Reminder Notice
Form of Confirmation of Amendment
Form of Promise to make Cash Payment
Form of Amendment to Stock Option Award Agreement
2004 Stock Option Plan
Form of Stock Option Award Agreement

CUSIP NO. 20605P101
SCHEDULE TO
ITEM 1 SUMMARY TERM SHEET.
The information set forth in the Offer to Amend Eligible Outstanding Stock Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the Summary of Terms and Frequently Asked Questions section is incorporated herein by reference.
ITEM 2 SUBJECT COMPANY INFORMATION.
(a)	Name and Address. The name of the issuer is Concho Resources Inc., a Delaware corporation ( “Concho Resources”), the address of its principal executive office is 550 West Texas Avenue, Suite 1300, Midland, Texas 79701 and the telephone number of its principal executive office is (432) 683-7443. The information set forth in the Offering Memorandum under Section 15, Information About Concho Resources Inc. is incorporated herein by reference.
(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by Concho Resources to amend, at the election of the applicable option holder, specified options to purchase Concho Resources common stock granted under the Concho Equity Holdings Corp. 2004 Stock Option Plan (the “CEHC Plan”) and subsequently assumed by Concho Resources under the Concho Resources Inc. 2006 Stock Incentive Plan that (a) were granted to employees of Concho Resources or its affiliates, (b) are held by current or former employees of Concho Resources as of the Expiration Time (as defined in the Offering Memorandum), and (c) are still outstanding on the date the Offer (as defined in the Offering Memorandum) expires (the “Eligible Options”). Option holders who elect to amend their Eligible Options will receive a confirmation of amendment to their existing stock option agreement with Concho Resources, pursuant to which such options will be amended to expire according to a new expiration schedule described below, but in any event prior to the existing expiration date of such Eligible Options, as well as cash consideration to compensate such option holders for their loss of flexibility regarding their exercise of Eligible Options resulting from such an amendment. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options approved for amendment by Eligible Option holders. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Concho Resources Inc. 2006 Stock Incentive Plan; The Amended Options; Expiration and Extension of the Offer, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
(c)	Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.
ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and Address. The filing person is the issuer. The information set forth under Item 2(a) above and under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
ITEM 4 TERMS OF THE TRANSACTION.
(a)	Material Terms. The information set forth in the Offering Memorandum under Summary of Terms and Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Concho Resources Inc. 2006 Stock Incentive Plan; The Amended Options; Expiration and Extension of the Offer, Section 2, Purpose of The Offer, Section 3, Status of Eligible Options Not Exchanged for Amended Options, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment and Issuance of Cash Payments, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters;

Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, and Section 13, Extension of Offer; Termination; Amendment, is incorporated herein by reference.
(b)	Purchases. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENT.
(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Concho Resources Inc. 2006 Stock Incentive Plan; The Amended Options; Expiration and Extension of the Offer, Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Concho Resources Inc. 2006 Stock Incentive Plan; The Amended Options; Expiration and Extension of the Offer, Section 10, Accounting Consequences of the Offer, and Section 14, Fees and Expenses, is incorporated herein by reference.
(b)	Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.
(c)	Borrowed Funds. Not applicable.
ITEM 8 INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
(b)	Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 10 FINANCIAL STATEMENTS.
(a)	Financial Information. Item 1, Unaudited Condensed Consolidated Financial Statements, of Concho Resources’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2007, including all material incorporated by reference therein, are incorporated herein by reference. The information set forth in the

Offering Memorandum under Section 15, Information About Concho Resources Inc., Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on page 7), is incorporated herein by reference.
(b)	Pro Forma Financial Information. Not applicable.
ITEM 11 ADDITIONAL INFORMATION.
(a)	Agreement, Regulatory Requirements and Legal Proceedings.
(i)	The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(ii)	The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(iii)	Not applicable.

(iv)	Not applicable.

(v)	Not applicable.
(b)	Other Material Information. Not applicable.
ITEM 12 EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Outstanding Stock Options, dated November 29, 2007.

99.(a)(1)(B)	E-mail Announcement of Offer.

99.(a)(1)(C)	Election Form.

99.(a)(1)(D)	Confirmation of Receipt of Election Form.

99.(a)(1)(E)	Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	Concho Resources Inc.’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007, and incorporated herein by reference.

99.(a)(1)(H)	Form of Addendum.

99.(a)(1)(I)	Form of Reminder Notice.

99.(a)(1)(J)	Form of Confirmation of Amendment.

99.(a)(1)(K)	Form of Promise to Make Cash Payment.

99.(a)(4)(A)	Form S-8 Registration Statement under the Securities Act of 1933, filed with the SEC on August 30, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

Exhibit
Number	Description
99.(d)(1)(A)	2006 Stock Incentive Plan, filed as Exhibit 10.13 to the Registration Statement on Form S-1, filed with the SEC on April 24, 2007, and incorporated herein by reference.

99.(d)(1)(B)	Form of Amendment to Stock Option Award Agreement.

99.(d)(1)(C)	2004 Stock Option Plan.

99.(d)(1)(D)	Form of Stock Option Award Agreement.

99.(g)	Not applicable.

99.(h)	Not applicable.
ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 29, 2007

CONCHO RESOURCES INC.
By:	/s/ David W. Copeland
David W. Copeland
Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Outstanding Stock Options, dated November 29, 2007.

99.(a)(1)(B)	E-mail Announcement of Offer.

99.(a)(1)(C)	Election Form.

99.(a)(1)(D)	Confirmation of Receipt of Election Form.

99.(a)(1)(E)	Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	Concho Resources Inc.’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007, and incorporated herein by reference.

99.(a)(1)(H)	Form of Addendum.

99.(a)(1)(I)	Form of Reminder Notice.

99.(a)(1)(J)	Form of Confirmation of Amendment.

99.(a)(1)(K)	Form of Promise to Make Cash Payment.

99.(a)(4)(A)	Form S-8 Registration Statement under the Securities Act of 1933, filed with the SEC on August 30, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	2006 Stock Incentive Plan, filed as Exhibit 10.13 to the Registration Statement on Form S-1, filed with the SEC on April 24, 2007, and incorporated herein by reference.

99.(d)(1)(B)	Form of Amendment to Stock Option Award Agreement.

99.(d)(1)(C)	2004 Stock Option Plan.

99.(d)(1)(D)	Form of Stock Option Award Agreement.

99.(g)	Not applicable.